SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

SUNCOKE ENERGY PARTNERS, L.P.
(Name of Issuer)

Common Units Representing Limited Partner Interests, No Par Value

(Title of Class of Securities)

86722Y101
(CUSIP Number)

December 31, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 86722Y101

1	Name of reporting person: Raven Energy Holdings LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 2,423,643
	7	Sole dispositive power 0
	8	Shared dispositive power 2,423,643
9	Aggregate amount beneficially owned by each reporting person 2,423,643
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9)(1) 5.2%(1)
12	Type of reporting person OO

(1)
Based on 46,227,148 common units outstanding on February 9, 2018 as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2017.  As of June 4, 2018 (the date of filing of this Amendment No. 2 to Schedule 13G), Raven Energy Holdings LLC owns beneficially and of record 1,211,821 common units, which represents 2.6% of the common units (based on 46,227,148 common units outstanding on April 20, 2018 as reported in the Issuer’s Quarterly Report on Form 10-Q filed for the quarter ended March 31, 2018).

CUSIP NO. 86722Y101

1	Name of reporting person: – FRLP 2008 No. 2 LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 2,423,643
	7	Sole dispositive power 0
	8	Shared dispositive power 2,423,643
9	Aggregate amount beneficially owned by each reporting person 2,423,643
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9)(1) 5.2%(1)
12	Type of reporting person OO

(1)
Based on 46,227,148 common units outstanding as of February 9, 2018 as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2017.  As of June 4, 2018 (the date of filing of this Amendment No. 2 to Schedule 13G), FRLP 2008 No. 2 LLC beneficially owns 1,211,821 common units owned of record by Raven Energy Holdings LLC, which represents 2.6% of the common units (based on 46,227,148 common units outstanding on April 20, 2018 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018).

CUSIP NO. 86722Y101

1	Name of reporting person: – Insight Resource, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Nevada
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 2,423,643
	7	Sole dispositive power 0
	8	Shared dispositive power 2,423,643
9	Aggregate amount beneficially owned by each reporting person 2,423,643
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9)(1) 5.2%(1)
12	Type of reporting person OO

(1)
Based on 46,227,148 common units outstanding as of February 9, 2018 as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2017.  As of June 4, 2018 (the date of filing of this Amendment No. 2 to Schedule 13G), Insight Resource, LLC beneficially owns 1,211,821 common units owned of record by Raven Energy Holdings LLC, which represents 2.6% of the common units (based on 46,227,148 common units outstanding on April 20, 2018 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018).

CUSIP NO. 86722Y101

1	Name of reporting person: Cline Resource and Development Company
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization West Virginia
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 2,423,643
	7	Sole dispositive power 0
	8	Shared dispositive power 2,423,643
9	Aggregate amount beneficially owned by each reporting person 2,423,643
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9)(1) 5.2%(1)
12	Type of reporting person CO

(1)
Based on 46,227,148 common units outstanding as of February 9, 2018 as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2017.  As of June 4, 2018 (the date of filing of this Amendment No. 2 to Schedule 13G), Cline Resource and Development Company beneficially owns 1,211,821 common units owned of record by Raven Energy Holdings LLC, which represents 2.6% of the common units (based on 46,227,148 common units outstanding on April 20, 2018 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018).

CUSIP NO. 86722Y101

1	Name of reporting person: Christopher Cline
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	5	Sole voting power 75,611
	6	Shared voting power 2,423,643
	7	Sole dispositive power 75,611
	8	Shared dispositive power 2,423,643
9	Aggregate amount beneficially owned by each reporting person 2,499,254(1)
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9)(1) 5.4%(2)
12	Type of reporting person IN

(1) (2)
Includes 75,611 common units owned of record by the reporting person in his individual capacity and 2,423,643 common units owned of record by Raven Energy Holdings LLC, which common units may be deemed to be beneficially owned by the reporting person.

Based on 46,227,148 common units outstanding as of February 9, 2018 as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2017.  As of June 4, 2018 (the date of filing of this Amendment No. 2 to Schedule 13G), Christopher Cline beneficially owns 1,326,011 common units (including 114,190 common units owned of record in his individual capacity and 1,211,821 common units owned of record by Raven Energy Holdings LLC, which common units may be deemed to be beneficially owned by the reporting person), which represents 2.9% of the common units (based on 46,227,148 common units outstanding on April 20, 2018 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018).

Item 1(a).	Name of issuer: SunCoke Energy Partners, L.P. (the "Issuer")

Item 1(b).	Address of issuer’s principal executive offices:
1011 Warrenville Road, Suite 600
Lisle, IL 60532

Item 2(a).	Names of persons filing:
Raven Energy Holdings LLC
FRLP 2008 No. 2 LLC
Insight Resource, LLC
Cline Resource and Development Company
Christopher Cline

Item 2(b).	Address or principal business office or, if none, residence:
Principal business office for each of Raven Energy Holdings LLC, FRLP 2008 No. 2 LLC, Insight Resource, LLC, Cline Resource and Development Company and Christopher Cline is:
3801 PGA Blvd, Suite 903
Palm Beach Gardens, Florida 33410

Item 2(c).	Citizenship:
Raven Energy Holdings LLC is a Delaware limited liability company.
FRLP 2008 No. 2 LLC is a Delaware limited liability company.
Insight Resource, LLC is a Nevada limited liability company.
Cline Resource and Development Company is a West Virginia corporation.
Christopher Cline is a United States citizen.

Item 2(d).	Title of class of securities: Common units representing limited partner interests, no par value.

Item 2(e).	CUSIP number: 86722Y101

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable

Item 4.	Ownership:
The common units beneficially owned by each reporting person below is as of December 31, 2017.  Christopher Cline controls Cline Resource and Development Company.  Cline Resource and Development Company controls Insight Resource, LLC.  Insight Resource, LLC controls FRLP 2008 No. 2 LLC.  FRLP 2008 No. 2 LLC controls Raven Energy Holdings LLC, which was the record and beneficial owner of 2,423,643 common units as of December 31, 2017.  The percent of class provided for each reporting person below is based on 46,227,148 common units outstanding as of February 9, 2018 as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2017.

1.	Raven Energy Holdings LLC

a.	Amount beneficially owned: 2,423,643

b.	Percent of class: 5.2%

c.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 2,423,643

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 2,423,643

2.	FRLP 2008 No. 2 LLC

a.	Amount beneficially owned: 2,423,643

b.	Percent of class: 5.2%

c.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 2,423,643

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 2,423,643

3.	Insight Resource, LLC

a.	Amount beneficially owned: 2,423,643

b.	Percent of class: 5.2%

c.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 2,423,643

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 2,423,643

4.	Cline Resource and Development Company

a.	Amount beneficially owned: 2,423,643

b.	Percent of class: 5.2%

c.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 2,423,643

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 2,423,643

5.	Christopher Cline

a.	Amount beneficially owned: 2,499,254

b.	Percent of class: 5.4%

c.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 75,611

ii.	Shared power to vote or to direct the vote: 2,423,643

iii.	Sole power to dispose or to direct the disposition of: 75,611

iv.	Shared power to dispose or to direct the disposition of: 2,423,643

As of June 4, 2018 (the date of filing of this Amendment No. 2 to Schedule 13G), Christopher Cline beneficially owns 1,326,011 common units (including 114,190 common units owned of record in his individual capacity and 1,211,821 common units owned of record by Raven Energy Holdings LLC, the voting and dispositive power over which common units may be deemed to be shared by Christopher Cline, Cline Resource and Development Company, Insight Resource, LLC, FRLP 2008 No. 2 LLC and Raven Energy Holdings LLC), which represents 2.9% of the common units (based on 46,227,148 common units outstanding on April 20, 2018 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018).

Item 5.	Ownership of five percent or less of a class: Not applicable.

Item 6.	Ownership of more than five Percent on behalf of another person: Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person: Not applicable.

Item 8.	Identification and classification of members of the group: Not applicable.

Item 9.	Notice of dissolution of group: Not applicable.

Item 10.
Certifications: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Date: June 4, 2018	RAVEN ENERGY HOLDINGS LLC

	By:	Cline Resource and Development Company, sole manager of Raven Energy Holdings LLC

	By:	/s/ John F. Dickinson, II
	Name:	John F. Dickinson, II
	Title:	President

FRLP 2008 No. 2 LLC

	By:	Cline Resource and Development Company, sole manager of FRLP 2008 No. 2 LLC

	By:	/s/ John F. Dickinson, II
	Name:	John F. Dickinson, II
	Title:	President

INSIGHT RESOURCE, LLC

	By:	Cline Resource and Development Company, sole manager of Insight Resource, LLC

	By:	/s/ John F. Dickinson, II
	Name:	John F. Dickinson, II
	Title:	President

CLINE RESOURCE AND DEVELOPMENT COMPANY

	By:	/s/ John F. Dickinson, II
	Name:	John F. Dickinson, II
	Title:	President

CHRISTOPHER CLINE

	By:	/s/ Christopher Cline
	Name:	Christopher Cline

[Signature Page – Schedule 13G]

LIST OF EXHIBITS

Exhibit Number	Description

99.1	Joint Filing Agreement